===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                  -----------
                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO


                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                  -----------
                            MEADWESTVACO CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        MEADWESTVACO CORPORATION (ISSUER)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   583334 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             WENDELL L. WILLKIE, II
             SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            MEADWESTVACO CORPORATION
                               ONE HIGH RIDGE PARK
                           STAMFORD, CONNECTICUT 06905
                            TELEPHONE: (203) 461-7400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                             ELLIOTT V. STEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000
                                  -----------

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
-----------------------------------------   ------------------------------------
              $520,000,000                                $61,204
-----------------------------------------   ------------------------------------
* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 16,000,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the maximum possible tender offer price of $32.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $61,204        Filing Party: MeadWestvaco Corporation
   Form or Registration No.: Schedule TO  Date Filed: May 10, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

    This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 10, 2005, as amended by Amendment No. 1 filed on May 16, 2005 (as amended, the "Schedule TO") by MeadWestvaco Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 16,000,000 shares of its common stock, $0.01 par value per share, including the associated preferred stock purchase rights (together, the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price determined by the Company between $28.25 and $32.50 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

    The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 11.

    Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended as follows:

    (1) Section 4 of the Offer to Purchase, "Withdrawal Rights," is hereby amended by adding the following as the third paragraph of such Section:

    "If a stockholder has used more than one letter of transmittal or has otherwise tendered shares in more than one group of shares, the stockholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included in the notice or notices."

    (2) Section 7 of the Offer to Purchase, "Conditions of the Tender Offer," is hereby amended and restated in its entirety as follows:

     "Notwithstanding any other provision of the tender offer, MeadWestvaco will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after May 10, 2005 and before the expiration date, any of the following events shall have occurred (or shall have been reasonably determined by MeadWestvaco to have occurred) that, in MeadWestvaco's reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are directly caused by MeadWestvaco's action or failure to act), make it inadvisable to proceed with the tender offer or with acceptance for payment:

    o there shall have been instituted or pending, or MeadWestvaco shall have received notice of an intention to commence, any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that:

       -- challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer, or

       -- in MeadWestvaco's reasonable judgment, could reasonably be expected to materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of MeadWestvaco or any of its subsidiaries, or otherwise materially impair in any way the conduct of the business of MeadWestvaco or any of its subsidiaries, taken as a whole;

    o there shall have been any action pending or taken, or MeadWestvaco shall have received notice of any action or an intention to take any action, or there shall have been any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or MeadWestvaco or any of its subsidiaries, by any court or any authority, agency or tribunal that, in MeadWestvaco's reasonable judgment, could reasonably be expected to:

       -- make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer,

       -- delay or restrict the ability of MeadWestvaco, or render MeadWestvaco unable, to accept for payment or pay for some or all of the shares, or

       -- materially and adversely affect the business, condition (financial or other), income, operations or prospects of MeadWestvaco and its subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of the business of MeadWestvaco or any of its subsidiaries;

    o  there shall have occurred any of the following:

       -- any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union,

       -- the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the European Union,

       -- a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor,

       -- the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism,

       -- any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in MeadWestvaco's reasonable judgment, could reasonably be expected to affect the extension of credit by banks or other lending institutions in the United States,

       -- any change in the general political, market, economic or financial conditions in the United States or abroad that, in the reasonable judgment of MeadWestvaco, could reasonably be expected to have a material adverse effect on the business, condition (financial or other), assets, income, operations or prospects of MeadWestvaco and its subsidiaries, taken as a whole, or otherwise materially impair in any way the conduct of the business of MeadWestvaco or any of its subsidiaries,

       -- in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof, or

       -- any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount from the close of business on May 9, 2005;

    o a tender offer or exchange offer for any or all of the shares (other than this tender offer), or any merger, business combination or other similar transaction with or involving MeadWestvaco or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person;

    o  any of the following shall have occurred:

       --  any "group" (as that term is used in section 13(d)(3) of the Exchange
           Act) shall have been formed that shall own or have acquired or proposed to acquire, or any entity or individual shall have acquired or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares,

       -- any entity, group or person who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission before May 10, 2005 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares, or

       -- any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire MeadWestvaco or any of its subsidiaries or any of their respective assets or securities;

    o any change or combination of changes shall have occurred, in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of MeadWestvaco or any of its subsidiaries, taken as a whole, that in MeadWestvaco's reasonable judgment is reasonably likely to be material and adverse to MeadWestvaco or any of its subsidiaries or that otherwise materially impairs in any way the conduct of the business of MeadWestvaco or any of its subsidiaries;

    o any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the tender offer shall not have been obtained on terms satisfactory to MeadWestvaco in its reasonable judgment; or

    o MeadWestvaco reasonably determines that the completion of the tender offer and the purchase of the shares could reasonably be expected to:

       -- cause the shares to be held of record by fewer than 300 persons, or

       -- cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

     The foregoing conditions are for the sole benefit of MeadWestvaco and may be asserted by MeadWestvaco regardless of the circumstances giving rise to any of these conditions (other than conditions that are directly caused by MeadWestvaco's action or failure to act), and may be waived by MeadWestvaco, in whole or in part, at any time and from time to time, before the expiration date, in its sole discretion. MeadWestvaco's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the tender offer. Any determination or judgment by MeadWestvaco concerning the events described above will be final and binding on all parties."

    (3) Section 14 of the Offer to Purchase, "U.S. Federal Income Tax Consequences," is hereby amended by deleting the first sentence in the last paragraph of such Section.

    (4) Section 10 of the Offer to Purchase, "Certain Information Concerning MeadWestvaco," is hereby amended by adding the following to the table that appears under the caption "Incorporation by Reference":

                   "Current Report on Form 8-K           May 24, 2005"
                   updating the outlook for each of
                   MeadWestvaco's business segments

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MEADWESTVACO CORPORATION



                                    By:      /S/ WENDELL L. WILLKIE, II
                                       ---------------------------------------
                                       Name: Wendell L. Willkie, II
                                       Title: Senior Vice President, General
                                       Counsel and Secretary

Dated: May 25, 2005